October 12, 2011

The Solution for Cosi, Inc.
Building a Billion Dollar Brand

BE PROFITABLE NOW

"The number one rule in investing is never lose money. The number two rule is never forget rule number one." - _Warren Buffett


Overview

I have spent a considerable amount of time visiting restaurants, talking to franchisees and shareholders and it is clear that the company is at a critical stage and vulnerable to further contraction if swift action is not taken immediately. It is my intention to utilize the best talent available and implement a fully integrated plan to resurrect the company. Smart and innovative action is required immediately to protect the investments of all shareholders and secure job security for all employees. I'm confident that my plan is the right one to instill confidence for all stakeholders, and create significant shareholder value.


Current Situation

* Over the past five years, Cosi's share price has declined by as much as 95%, having declined from the peak of $11.21 in March 2006, reaching a low of 56 cents on September 12, 2011. The stock has declined by approximately 50 percent this year.
* NASDAQ has issued a warning of potential delisting if performance does not significantly improve. To avoid such delisting, the stock price would need to increase back to above $1.00 and remain above $1.00 consistently. The company's market cap needs to stay above $50 million to assure the company remains compliant.
* Over the past five years the company has produced a cumulative loss of $57.4 million and has lost $6.6 million in the last 12 months.
* Under the tenure of the previous CEO, Jim Hyatt, the company has made some progress in right sizing profitability, but there is much more to do and the company is in desperate need of additional capital to make further progress.
* Though the company achieved positive quarterly same-restaurant sales growth from second quarter of 2010 through first quarter of 2011, that growth has been grinding to a halt. Cosi competes in the highest-growth restaurant segment in the industry alongside Chipotle, Panera and others that are enjoying strong comparable sales growth. There is no reason why Cosi's top-line profile should not be considerably better than where it is today.
* The company is in need of a seasoned restaurant executive with public company experience to deliver an effective turnaround plan.
The current Interim CEO, Mark Demilio has no previous restaurant experience and/or restaurant turnaround experience.
* The Board of Directors has enlisted the services of an executive search firm to identify and review a variety of potential CEO candidates to replace Mr. Hyatt. At present, the length and cost of this process is to be determined. Under my plan, the expense and effort associated with this endeavor can be forgone.
* The clock is ticking and it has been thirty-eight (38) days since a proposal was submitted to the Cosi Board of Directors outlining a plan for immediate action to address this serious situation. That proposal was declined yet, despite the obvious urgency of the company's situation, the Board has not implemented an alternative plan in the interim.

As a significant shareholder of Cosi and veteran restaurant industry executive, my intentions are aimed squarely at benefitting the shareholders of the company. The plan of action presented below is comprehensive, clear, and offers a compelling solution that would see Cosi regain sound financial footing based on near-term profitability for the company. Following extensive due diligence, taking into account the Board's feedback, and consulting with several of the company's franchisees and investors, I have further developed the initial plan submitted to the Board of Directors on September 5th, 2011.


The Solution for Cosi, Inc. - Building a Billion Dollar Company

The most important pillar of my vision for Cosi is the formation of a closely aligned and well-functioning team of qualified, talented, experienced and motivated personnel who would work well together to execute on the following business philosophy: superior financial results come from inspired principled leadership; a clear compelling vision; a consumer-driven culture; innovation; measurable operational excellence; distinctive brand consistency; appropriate cost controls; and realistic funding and timing expectations from owners.

The overarching objective is to drive the Cosi brand to its rightful placeAs a key player in the most dynamic segment of the restaurant industry: Fast Casual. Clearly, the successful attainment of this status would drive shareholder value.

Over the longer term, as I envision it, the plan will be rolled out in three phases: the immediate term, intermediate term and the long-term.

Immediate-Term Needs (next 30 days)

* Appoint a new CEO and Board that demonstrates a turnaround in confidence for the company through results from new strong, proven leadership.
* Reassure employees and franchisees that the company is strong and communicate a vision of the future.

Intermediate-Term Needs (next 3 months):

* Establish a solid and credible financial foundation required to ensure consistent quarterly profit growth.
* Identify potential cuts from the cost structure and improve operational efficiency in order to clear a path to consistent profitability. This would include dilutive company-owned restaurants and sub-optimal lease terms etc.
* Cultivate a new company culture defined by a maniacal results-oriented focus embodied by all tiers of the company structure. Employees will be accountable to the highest standards of performance within a respectful working environment.
* Attract new capital to ensure long-term growth and profitability.
* Re-shape the company's ownership structure of the current restaurant base.

 Long-Term needs (next 3-5 years):
* Look to develop a new company real estate strategy for penetrating existing and new markets.
* Attract potential new franchisees to open up new markets for development.
* Begin to explore international opportunities.

CRITICAL DETAILS OF THE BLUM GROWTH FUND PLAN

Financial Capital Infusion Required to Execute the New Plan

The critical element of the plan is to have the company's capital needs already in place on the day Mr. Blum is appointed CEO. The
BLUM Growth Fund is ready to provide a minimum of $10 million of additional capital through outside investors who have already expressed a strong interest in investing in Cosi provided this plan is adopted and Mr. Blum becomes the company's next Chairman & CEO.

The $10 million of cash would serve as a "backstop" for another rights offering for current Cosi shareholders. It is imperative that this new capital be spent wisely. There must be assurance of a strong return-on-investment, unlike when the previous capital raised through a rights offering was allocated unwisely. This new capital, coupled with new proven leadership and the execution of a new solution, will set up the company for continued progress and long-term success. Each project must meet certain return hurdles set by the CEO and the Board of Directors


A recommendation of how the capital will be invested:

1. Identify and close under-performing company-owned restaurants that are losing money, due to poor sites, poor leases and are contributing significantly to quarterly losses.
2. Provide necessary funds and training to ensure the quality and certification of each restaurant General Manager to increase individual restaurant guest satisfaction, sales and profitability through improved on-the-ground leadership.
3. Implement repair and maintenance as needed to bring buildings up to code, ensure their safety, and portray a professional image so that the restaurants do not appear run-down and neglected, which currently reflects poorly on the brand.
4. Consider buying back certain franchised restaurants provided they are good sites, achieve reasonable profitability, have room to improve operationally, and are available to be purchased at the right price. The plan would mandate a prudent approach in buying back restaurants only at opportunistic prices that offer management the chance to improve restaurant performance significantly.

Clearly, the raising and allocating of capital will require active discussion with the Board and key company employees to determine the correct process to maximize return on invested capital. This strategy is designed to help the company clarify the brand position, confirm the financial business model across the system, and prove a remodel package through passing difficult consumer expectations and financial performance hurdles. In this way, Cosi can achieve the required return on invested capital over the long-term.

The fourth initiative would require close study, active consultation with various parties, thoughtful and respectful negotiations, and assurance of several fairness evaluations to coordinate each element of the plan into a cohesive whole.

The above restructuring would result in immediate profitability and allow Cosi to begin taking advantage of a $190 million tax loss carry forward and create shareholder value (a recurring theme of the Blum Growth Fund's plan!).

Once this has all been accomplished and the brand/company is experiencing strong momentum in the marketplace, then a well-thought-out franchising strategy would be evaluated and pursued. A well-executed franchising strategy in the future along with the opening of company-owned restaurants would profitably expand the number of Cosi restaurants and drive shareholder value.


The Right Human Capital Will Be Essential For Cosi's Success

Numbers don't lie, people do. Two weeks ago, when the street was given information BLUM Growth Fund was getting involved, the stock price jumped more than 20 percent. The investing community was given hope that new leadership with a compelling solution could soon become a reality for Cosi. The stock price went back down again after the media reported further information from the company's current management indicating an initial rejection of this opportunity for Cosi. The marketplace is looking for a new direction for the brand. The Board has rejected BLUM Growth Fund's initial proposal of September 5th, yet fails to propose any alternative.

While Mr. Blum has invested almost $4 million in Cosi, with 3.5 million shares or just below 7% of the company, the current Board owns a small percentage of stock compared to Mr. Blum, highlighting a lack of confidence in its own ability to successfully lead Cosi.

A freshening of the Board of Directors as well as the appointment of a new Chairman & CEO with meaningful restaurant leadership experience is a credible, time-sensitive solution to avert serious future problems and resolve this crisis.

Strong leadership can provide solutions by aligning the entire organization behind a clear action plan and by effectively communicating achievement of key milestones to all stakeholders, whether inside or outside the company, the most important of whom being shareholders.

If the stock is delisted from NASDAQ, even if additional capital were to be provided; with no other meaningful changes to the company, it would only delay the inevitable. New leadership, a new strategy, meaningful innovation, and better execution throughout the entire company are the only ways the remaining Cosi shareholders would not lose their money.

Below are the specific recommendations for human capital at Cosi:

1. Refresh the Board of Directors. Establish a strongly engaged working Board that is aligned, has diverse and essential skill sets, is results oriented, and highly effective in CREATING SHAREHOLDER VALUE.

a) Three (3) outside current Directors would remain on the Board to provide historical perspective, add value, and aid in the transition to new leadership.
b) The other two (2) remaining outside current Directors would transition off the Board when the new Chairman & CEO took office, which would be within the next several weeks. While resigning their official duties as Board Directors, they would form an "advisor policy committee" with continued ability to provide institutional knowledge for the good of Cosi and express their points of view to the new
Board of Directors.
c) Four (4) new Directors would be added to the Board on an interim basis. Three (3) would be outside Directors who are highly qualified, experienced, engaged and results-driven leaders. They would replace the two (2) current Directors who resign as part of the transition.
The other incoming Board Director would be the new Chairman & CEO, Brad Blum, and the sole inside Director. He would replace the Board seat vacated by former CEO Jim Hyatt. Each of these Board Directors would serve on an interim basis and be officially voted on at the next shareholders. The names of the three new outside Board
Director candidates and their backgrounds will be provided in a separate communication.

2. Brad Blum would serve as the new Chairman & CEO.
A. Many of the reasons are provided above. The most compelling reason is his past proven successes leading a variety of restaurant companies as chief executive through very difficult turnaround situations, leading large and multi-disciplined teams. Mr. Blum achieved significant increases in profitability and shareholder value, while establishing a new company vision that provided relevance and greatly improved results for all stakeholders.
B. To serve as President & COO, Mr. Blum has identified several outstanding candidates from outside the company with impeccable credentials and major past successes who could fill this essential role. Mr. Blum would also consider various candidates from within the current Cosi family possessing the right qualifications.

3. Refocus executive search efforts to identify a top flight Chief Financial Officer (CFO), with several strong and viable candidates already identified by Mr. Blum to be placed in the mix. This is a most critical position on the Executive Leadership Team. It is important that this leader be a seasoned financial restaurant executive who has excellent strategic abilities and impeccable financial skills, along with the credibility to work well with all stakeholders, both inside the company and outside the company.

4. Begin to review other key positions in the company to ensure there are the right people on the bus, and in the right seat, as Jim Collins says in his book, Good to Great.

5. As performance improves, ensure a built-in succession plan to run this company in a protected and professional manner. We would consider adding other top executives in the future as it becomes necessary to strengthen and deepen the bench.

Regarding the Board in particular, there has been continued indication that the current Directors are concerned about legal liability if they were to resign. We continue to be given expert legal counsel that this is not a real concern.

To end this unnecessary speculation once and for all, and to stop payments being made to legal firms on both sides, it is suggested that the Board of Directors exert their decision-making power. The Board can redirect its efforts by implementing a solution that shareholders will endorse and security analysts will applaud. At that point in time, everyone can get aligned behind one vision and focused on spending all their time and available money on greatly improving the business and CREATE SHAREHOLDER VALUE.


Compensation

This is an important subject in light of the current crisis, following the chronic mismanagement and underperformance of shareholder investments. The new compensation strategy for top leaders -- including the Board of Directors and Chairman & CEO -- would be "pay for performance" rather than "guaranteed salaries and compensation". This is appropriate based on shareholder confidence being so shaken and the current stock price being so low.

We do not believe in guaranteed salaries and compensation for a Board and its CEO when the company is in a crisis such as today, and recognizing that the company has never achieved a quarterly profit. Instead, the Board and its CEO should get compensated ONLY IF the shareholders receive a significant increase in the value of their stock holdings.

In the first year after the new Chairman & CEO takes office, each Board Director would be paid $1 and the Chairman & CEO would be paid $1. Having key leaders working for a dollar would send a message:

* Through the entire organization for each person to scrutinize EVERY penny spent to ensure that it is necessary, and if spent, that it will benefit the guest and have a good return-on-investment [Quality Up. Cost Down.]
* For vendors to look to the long term as an on-going partner of Cosi with the hope of a great future result by working together rather than depleting the company's limited cash position at the beginning of this turnaround [Quality Up. Cost Down.]
* A key form of compensation would be non-qualified stock options that would provide value ONLY IF shareholder value increases.
* Each new Board Director would have the opportunity, and be asked, to buy shares of stock that would be part of the rights offering to shareholders.
* A program to grant stock options to qualified and certified restaurant General Managers would be explored to further increase performance and have each general manager run their restaurant as if they owned it.
* In addition, a proprietorship opportunity will be evaluated where each qualified and certified restaurant General Manager could invest a set amount, for instance $25,000, to gain further ownership in the company or a percentage of his or her restaurant's profits over a minimum required annual performance level.
* All of the above actions are intended to move Cosi into being a results-oriented company focused on building a strong brand, delighting each of its diverse guests and making a lot of money for the company and its shareholders.
* The message is "CREATE SHAREHOLDER VALUE". The leaders get compensated ONLY IF shareholders benefit. Otherwise, they get $1.


Restaurant Support Center

There is a need and opportunity to greatly increase the effectiveness of Cosi corporate headquarters and its staff, creating a true Restaurant Support Center that will further reduce expenses and provide needed support for the brand.

It is imperative that much better innovation and better service be provided to company-owned restaurants as well as to the remaining franchisees.

The near-term and long-term benefits of having a lean, innovative, service oriented, effective and talented group of people at the Restaurant Support Center at a much lower cost than today can generate many millions of dollars and save millions over time to further CREATE SHAREHOLDER VALUE.

To begin with, the company needs better cost controls; better operations; and better sharing of best practices. This could move the company forward. However, it needs much more than that.

It also needs a clear vision; much better and more inspired brand/food innovation; a simplified menu board that is easier to follow. The menu must be thoroughly reviewed and analyzed to ensure that all items are profitable and that the pricing architecture/structure is optimized.

It needs top certified and qualified restaurant General Managers; better thinking to ensure optimum operations flow and use of equipment; better training to set employees up for success.

Once this is achieved, it needs an inspired and authentic design/environment; an appropriate brand remodel with proven strong returns-on-investment [the first few remodels are not optimum and a $20,000 electronic menu is unnecessary].

There are many other opportunities to be explored by a seasoned, proven, broad-based restaurant CEO. A professional Restaurant Support Center will help support and ensure the high performance of Cosi restaurants.


Brand Innovation and Food Innovation

Excellent restaurant companies are centered on the food and the people. Brand innovation and food innovation will be an essential part of the recipe for success.

Mr. Blum can bring innovation by leading the development of food that is exceptionally flavorful, pleasurable to eat, tastes great... remarkably good for you with nutritional responsibility, you feel good after you eat it, good to the environment... and affordable for guests to purchase on an everyday basis, with an appropriate COGS (cost of goods sold) to ensure excellent profitability. This may seem ideal, but he is confident this can be done with the right people in place.

Whatever plan is adopted, the most important thing for Cosi will be choosing the right people... the right leaders... to make everything fit together cohesively for the brand. The business and financial results will be measured as "cold, hard facts". The results will not lie. There will be no doubt in anyone's mind as to whether or not these results have been achieved. That's the final scorecard. Determining whether or not Cosi's leadership CREATED SHAREHOLDER VALUE!


Summary

In summary, we have spent a considerable amount of time analyzing Cosi and believe we have the most comprehensive, low cost solution to CREATE SIGNIFICANT SHAREHOLDER VALUE for Cosi. We are focused on building a great company, achieving profitability immediately, and begin to benefit from a $190 million tax loss carry forward. I am proud to have my name associated with the Cosi brand and look forward to the challenge of building a great company with dedicated and qualified people who can achieve both short-term and long-term results. Done right, Cosi has the potential to become a revered brand and a strong, successful, profitable, billion-dollar company.

This solution is submitted on October 12, 2011. We respectfully request a face-to-face meeting with the Board of Directors to discuss this solution further aimed at GREATLY INCREASING SHAREHOLDER VALUE.


Sincerely,



BLUM Growth Fund, LLC





"Never flinch, be weary, or despair."

- _Winston Churchill